

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-mail</u>
Michael W. Aguiar
Chief Financial Officer
Theravance, Inc.
901 Gateway Boulevard
South San Francisco, California 94080

> **Re: Theravance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 000-30319**

Dear Mr. Aguiar:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 1: Description of Operations and Summary of Significant Accounting Policies</u>
<u>Intangible Assets, page 83</u>

1. Please tell us why it is appropriate to charge your amortization of intangible assets associated with approved or commercialized products as a reduction of your royalty revenues. Reference for us the authoritative literature you rely upon to support your classification.

2. Please tell us why it is appropriate to defer recognition of amortization charges until you begin recognizing royalty revenues for the related product. As amortization is a cost allocation process and not necessarily a matching concept, please tell us why you do not begin amortization when the asset is available for use (i.e., upon regulatory approval). In your response please tell what the total amortization charge would have been in 2013 if

you began amortizing upon the receipt of regulatory approval. Reference for us the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant